Exhibit 12
GARDNER DENVER, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	YEAR ENDED DECEMBER 31,

	2005	2004	2003	2002	2001
Earnings:
Income before income taxes	$95,644	52,286	30,358	28,827	34,683
Fixed charges	35,746	12,704	6,019	7,483	7,789

Earnings, as defined	$131,390	64,990	36,377	36,310	42,472
Fixed Charges:
Interest expense	$30,433	10,102	4,748	6,365	6,796
Rentals - portion representative of interest	5,313	2,602	1,271	1,118	993

Total fixed charges	$35,746	12,704	6,019	7,483	7,789
Ratio of Earnings to Fixed Charges	3.7x	5.1x	6.0x	4.9x	5.5x

80